April 3, 2012

CORRESPONDENCE FILING VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Kevin Woody, Branch Chief Jennifer Monick, Senior Staff Accountant

Re:	DDR Corp.

Form 10-K for Fiscal Year Ended

December 31, 2011

Filed February 28, 2012

File No. 001-11690

Ladies and Gentlemen:

DDR Corp., an Ohio corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 26, 2012 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (the “2011 Form 10-K”), filed February 28, 2012.

Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.

Form 10-K for year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations and Other Commitments, page 90

1.	Please confirm that you will disclose the amount of interest related to your debt in future filings. Please refer to footnote 46 in our Release 33-8350.

Response:

We will expand our disclosure in future filings to included estimated interest expense.

United States Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

Financial Statements

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

General and Administrative Expenses, page F-14

2.	Please tell us how you complied with paragraphs 16-20 of ASC 840-20-25, or tell us how you determined it was not necessary to capitalized internal leasing and legal salaries and related expenses associated with re-leasing existing space.

Response:

As required by ASC 840-20-25, the Company evaluates and defers those costs it believes are directly related to time spent evaluating a prospective lessee’s financial condition, evaluating and recording guarantees and other security arrangements and negotiating and preparing lease documents related to its consolidated assets. However, a significant portion of the costs incurred by our internal leasing and legal groups has consisted of non-eligible deferred leasing costs as well as costs incurred in connection with our management activities for our unconsolidated joint ventures. Accordingly, the amount of initial direct costs required to be deferred has not historically been material in light of the significant portion of time spent by our leasing group in managing our national tenant account relationship program as well as soliciting new prospective tenants and other non-eligible deferred leasing activities. Therefore, the Company’s deferred internal costs primarily include the estimated portion of bonuses that the Company believes are directly attributable to time spent performing the activities described above in connection with successful leasing efforts. The Company’s existing disclosure was intended to describe its policy for those administrative costs and solicitation activities, which are not eligible for deferral pursuant to ASC 840-20-25. The Company will clarify its disclosure in its future filings to further describe its policy for deferring internally generated initial direct leasing costs for consolidated assets.

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In connection with the above response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

United States Securities and Exchange Commission

Division of Corporation Finance

April 3, 2012

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 216-755-6453.

Very truly yours,

/s/ David J. Oakes

David J. Oakes

Senior Executive Vice President of Finance &

Chief Financial Officer